April 29, 2005

Mr. Michael Moran
Branch Chief
U. S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE:	Weyco Group, Inc.
Form 10-K for the fiscal year ended December 31, 2004
File No. 0-9068

Dear Mr. Moran:

     Thank you for your prompt review of our Form 10-K for the fiscal year ended December 31, 2004. We have reviewed your comment letter dated March 30, 2005. Our response to each of your comments follows:

Form 10-K for the fiscal year ended December 31, 2004

Management’s Discussion and Analysis (MD&A) of Financial Condition and Results of Operations

Results of Operations

1.	In future filings please include a tabular presentation of net sales revenues by brand for the periods presented and provide a narrative discussion of the extent to which material changes are attributable to pricing, mix or volume of goods sold. Please refer to SEC Release No. 33-8350 and Item 303(a)(3)(iii) of Regulation S-K.

Response:
In future filings we will include a tabular presentation of net sales by brand for the periods presented. We will also provide a narrative discussion of material changes attributable to pricing, mix, volume of goods sold or new products in accordance with 303(a)(3)(iii) of Regulation S-K. The table and narrative, which we will begin presenting in our Form 10-Q for the quarter ending March 31, 2005, will be similar to the following:

Mr. Michael Moran
U.S. Securities & Exchange Commission

Wholesale Sales

	Three months ended March 31,
	2005	2004	% change
Stacy Adams	$17,147,179	$17,509,780	-2.1%
Nunn Bush	17,781,087	21,672,092	-18.0%
Florsheim	13,336,562	14,221,786	-6.2%
Foreign	1,618,807	1,136,989	42.4%

Total	$49,883,635	$54,540,647	-8.5%

The performance of the Stacy Adams brand was comparable between periods. The 18% decline in first quarter net sales of the Nunn Bush brand reflects the challenging retail environment in the moderately priced men’s footwear market. Additionally, the Company is going through some product transitions with some of its major accounts. Net sales of the Florsheim brand decreased 6.2% in comparison to the prior year period. During the quarter, the Company made the decision to discontinue the FLS product line in the United States. FLS is a lower priced sub brand in the Florsheim division. Sales of FLS were down $1.1 million or 51% for the quarter. Sales of all other Florsheim products increased 3% in the quarter. The Company estimates that the effect on total Florsheim sales resulting from the discontinuance of FLS will be $5-$6 million for 2005.

Liquidity and Capital Resources

2.	Please advise us and revise future filings to describe your inventory and other purchase obligations in a footnote to the contractual obligations table. Also, please explain why there was a buildup of inventory in 2004.

Response: We will describe our purchase obligations in a footnote to the contractual obligations table in our future Form 10-K filings, substantially, as follows:

Purchase obligations relate entirely to commitments to purchase inventory under legally enforceable contracts with defined terms as to price, quantity and delivery.

With regard to the “buildup of inventory in 2004”, we included the following explanation in the below referenced filings throughout fiscal 2004:

Form 10-K for the fiscal year ended December 31, 2004

Item 7: MD&A — Liquidity & Capital Resources: “Higher net earnings in the current year were more than offset by the buildup of inventory in 2004 from unusually low levels at December 31, 2003.”

Mr. Michael Moran
U.S. Securities & Exchange Commission

Form 10-Q for the period ended September 30, 2004

Item 2: MD&A — Liquidity & Capital Resources: . . .“while the increase in inventory was attributable to the Company’s efforts to buildup inventory from unusually low levels at December 31, 2003.”

Form 10-Q for the period ended June 30, 2004

Item 2: MD&A — Liquidity & Capital Resources: “This was primarily due to a buildup of inventory in the second quarter of 2004 to cover increased bookings.”

In our future Form 10-K filings, we will include language to explain that the buildup of inventory in 2004 was due to increased bookings. Additionally, we will address any future material inventory changes in a separate paragraph within the “Liquidity & Capital Resources” section of the MD&A.

Critical Accounting Policies

3.	In future filings, please review your disclosure to present critical accounting policies within MD&A. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

•	Discuss why management believes the accounting policy is critical;

•	Discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future;

•	Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

For example, for your “Revenue Recognition” policy, you could discuss the provision for sales returns and allowance for doubtful accounts both on a total cost basis as well as on a percentage of revenues. Your discussion could further address variances that have occurred in historic results, trends and future expectations, as well as the impact to the statement of operations resulting from hypothetical changes. Refer to Item V of Release Nos. 33-8350/34-48960.

Mr. Michael Moran
U.S. Securities & Exchange Commission

Response:
Based on the high level of estimates and judgment involved, we have determined that our critical accounting policies are the recovery of accounts receivable as well as the determination of liabilities related to pension benefits. We discussed the uncertainties involved with these two critical accounting policies and provided quantitative information with regard to changes in assumptions within the MD&A of our Form 10-K for the fiscal year ended December 31, 2004 as follows:

OTHER Critical Accounting Policies

The Company’s accounting policies are more fully described in Note 2 of the Notes to Consolidated Financial Statements. As disclosed in Note 2, the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of the Company’s financial statements include estimates as to the recovery of accounts receivable, as well as those used in the determination of liabilities related to pension benefits. The allowances for sales returns and doubtful accounts are fact-specific and take into account such factors as specific customer situations, historical experience and current and expected economic conditions. Changes in these allowances may be required if actual returns, discounts and bad debt activity varies from the original estimates.

The pension benefit obligation and pension expense are calculated in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and are impacted by certain actuarial assumptions, including the discount rate and the expected rate of return on plan assets. These rates are evaluated on an annual basis considering such factors as market interest rates and historical asset performance. Actuarial valuations at December 31, 2004, used a discount rate of 5.75% and an expected rate of return on plan assets of 8.5%. A 0.5% decrease in the discount rate would increase annual pension expense by approximately $39,000. A 0.5% decrease in expected return on plan assets would increase annual pension expense by approximately $117,000.

In future Form 10-K filings, we will expand our Critical Accounting Policies disclosure in MD&A further to state: (expanded language is bolded)

Mr. Michael Moran
U.S. Securities & Exchange Commission

OTHER Critical Accounting Policies

The Company’s accounting policies are more fully described in Note 2 of the Notes to Consolidated Financial Statements. As disclosed in Note 2, the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The following policies are considered by management to be the most critical in understanding the significant accounting estimates inherent in the preparation of the Company’s financial statements and the uncertainties that could impact the Company’s results of operations, financial position and cash flows.

Allowances for Sales Returns and Doubtful Accounts
The Company records allowances for sales returns and doubtful accounts for losses resulting from accounts receivable balances that will ultimately not be collected. The allowances are based on such factors as specific customer situations, historical experience, a review of the current aging status of customer receivables and current and expected economic conditions. The allowances include a specific reserve for accounts identified as potentially uncollectible, plus a general reserve for the balance of accounts. The Company evaluates the allowances and the estimation process on at least a quarterly basis and makes adjustments when appropriate. Historically, losses have been within the Company’s expectations. Changes in these allowances may be required if actual returns, discounts and bad debt activity varies from the original estimates. These changes could impact the Company’s results of operations, financial position and cash flows.

Pension Plan Accounting
The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” See Note 10 of the Notes to Consolidated Financial Statements for further discussion of these plans. The calculation of pension expense and the corresponding obligation require certain actuarial assumptions. Management believes the two most critical of these assumptions are the discount rate and the expected rate of return on plan assets. The Company evaluates its actuarial assumptions annually on the measurement dates (December 31) and makes modifications based on such factors as market interest rates and historical asset performance. Changes in these assumptions can result in different

Mr. Michael Moran
U.S. Securities & Exchange Commission

expense and liability amounts, and future actual experience can differ from these assumptions.

Discount Rate – Pension expense and projected benefit obligation both increase as the discount rate is reduced. The discount rate used by the Company is based on the current interest rates earned on high quality long-term bonds. The Company utilized a discount rate of X.X%, 5.75% and 6.0% at December 31, 2005, 2004 and 2003, respectively. The decline in 2004 was consistent with changes in published bond indices at those dates. For fiscal 2005, a 0.5% decrease in the discount rate would increase annual pension expense and projected benefit obligation by approximately $XX,000 and $XXX,000, respectively.

Expected Rate of Return — Pension expense increases as the expected rate of return on pension plan assets decreases. In estimating the expected return on plan assets, the Company considers the historical returns on plan assets and future expectations of asset returns. The expected rate of return on plan assets of 8.0% for fiscal 2005 was based on the Company’s long-term investment policy of equity securities: 20% — 100%; fixed income securities: 80% — 20%; and other, principally cash 0% — 20%. For fiscal 2005, 0.5% decrease in the expected return on plan assets would increase annual pension expense by approximately $XXX,000.

The Company’s pension expense in 2005, 2004 and 2003 was $XXX,000, $713,000 and $992,000, respectively.

Consolidated Financial Statements and Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

4.	Please advise us and revise future filings to disclose the principles you follow for including or excluding subsidiaries in the consolidated financial statements. See Rule 3A-03 of Regulation S-X.

Response: All of the Company’s subsidiaries are included in the consolidated financial statements as they are all 100% owned. We will revise this section of our future Form 10-K filings to read:

Principles of Consolidation — The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the

Mr. Michael Moran
U.S. Securities & Exchange Commission

United States of America and include the accounts of Weyco Group, Inc. and all domestic and foreign subsidiaries.

Cost of Sales

5.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item in addition to shipping and handling. In doing so, please disclose specifically whether you include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from costs of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent it would be material to an investor’s ability to compare your operating results to others in your industry, quantify in MD&A the amount of these costs excluded from cost of sales.

Response: Beginning with our Form 10-Q for the period ending March 31, 2005, we will include disclosures in our MD&A similar to the following:

Results of Operations

The Company’s cost of sales does not include distribution costs (e.g., receiving, inspection or warehousing costs). The Company’s distribution costs of $1,114,000 and $1,234,000 for the three months ended March 31, 2005 and 2004, respectively, were included in selling and administrative expenses. Therefore, the Company’s gross margins may not be comparable to other companies, as some companies may include distribution costs in cost of sales. The Company’s selling and administrative expenses also include, and are primarily related to, salaries and commissions, advertising costs, employee benefit costs, rent and depreciation.

Additionally, we will include the following disclosures in our future Form 10-K filings:

Note 2. Summary of Significant Accounting Policies

Cost of Sales – The Company’s cost of sales includes the cost of products and inbound freight and duty costs.

Mr. Michael Moran
U.S. Securities & Exchange Commission

Selling and Administrative Expenses – Selling and administrative expenses primary include salaries and commissions, advertising costs, employee benefit costs, distribution costs (e.g., receiving, inspection and warehousing costs), rent and depreciation. Distribution costs included in selling and administrative expenses in 2005, 2004 and 2003 were $X,XXX,000, $X,XXX,000 and $X,XXX,000, respectively.

Note 16. Segment Information

6.	We note that you include the results of internet sales in the retail segment and licensing revenues in the wholesale segment. Tell us in more detail how you determined that your business has two reportable segments, wholesale and retail. Tell us and disclose whether you aggregate operating segments to create the reportable segments. If you do aggregate operating segments, tell us how you determined that you have properly aggregated operating segments into reportable segments in accordance with paragraph 17 of FAS 131.

Response:
The Company has determined that its operating segments also constitute its reportable segments based on how the chief operating decision maker views the business and makes operating decisions and how financial statements are reported internally. We operate our internet sales business (which represented $1,759,940 of consolidated net sales in 2004) similar to a retail store, and our licensing revenues are generated through shared functions within our wholesale business.

In our future Form 10-K filings, we will include, substantially, the following language:

Note 16. Segment Information

The Company determines its operating segments based on the information utilized by the chief operating decision maker, the Company’s Chief Executive Officer, to allocate resources and assess performance. Based upon this criteria, the Company has determined that it operates in two operating segments, wholesale distribution and retail sales of men’s footwear, which also constitute its reportable segments.

7.	In future filings, please disclose interest revenue and interest expense for each reportable segment as required by paragraph 27 of SFAS 131.

Response: Beginning with our Form 10-Q for the period ending March 31, 2005, we will add the following disclosure:

Mr. Michael Moran
U.S. Securities & Exchange Commission

Note 16. Segment Information

The chief operating decision maker, the Company’s Chief Executive Officer, evaluates the performance of its segments based on earnings from operations and, accordingly, interest revenue and expense are not allocated to the segments.

Our segment footnote will be revised in future Form 10-K filings to include a statement as follows:

The Company evaluates performance based on earnings from operations.

8.	Please tell us what consideration you gave to disclosing revenues from external customers for each of your primary brands for each year presented. Refer to paragraph 37 of SFAS 131.

Response:
In future filings, we will disclose wholesale distribution revenues for each of our primary brands for each year presented. Please see our response to your comment #1 above for further information on our future disclosures related to this item.

9.	In future filings, please also disclose revenues from external customers attributed to your domestic and international operations and revenues attributed to each individual foreign country that is material. Refer to paragraph 38.a. of SFAS 131.

Response: In our future Form 10-K filings, we will include disclosures similar to the following related to revenues from external customers by geographic area:

Sales by geographic region based on product shipment destination were as follows:

	2005	2004	2003
United States	$XXX,XXX,000	$212,211,220	$206,629,444
Canada	X,XXX,000	5,465,097	4,864,312
Europe	X,XXX,000	5,337,017	4,266,775

Total	$XXX,XXX,000	$223,013,334	$215,760,531

Note 19. Subsequent Events

10.	We note the two-for-one stock split of the Company’s Common Stock and Class B Common Stock on January 31, 2005. We also note pro forma presentation of the stock split on earnings per share due to the subsequent event. According to paragraph 54 of FAS 128, if a stock split occurs after the close of the period but before issuance of the financial statements, the per-share computations for all

Mr. Michael Moran
U.S. Securities & Exchange Commission

periods presented should be based on the new number of shares. Please tell us why per-share computations were not presented for all periods based on the new number of shares.

Response:
To clarify to the Commission as stated in Footnote 19 to the Consolidated Financial Statements in our Form 10-K for the year ended December 31, 2004 (Form 10-K), the Company’s Board of Directors approved a stock split on January 31, 2005 to shareholders of record on February 16, 2005. These shares were distributed on April 1, 2005 and began trading on April 4, 2005. Our per-share computations in our Form 10-K were presented based on SFAS 128 paragraph 54, which states:

FASB 128 requires the retroactive restatement of earnings-per-share computations for stock dividends, stock splits, and reverse splits. If a stock dividend or split is consummated after the close of the period but prior to the issuance of the financial statements, the earnings-per-share computation should be based on the new number of shares. A stock dividend or split is considered to be consummated once it has been declared, approved by all necessary parties (e.g. board of directors, shareholders), and distributed. When per-share-computations reflect changes in the number of shares after the close of a period, this fact should be disclosed.

Our February 16, 2005 stock split was not consummated prior to the issuance of our financial statements, as it was not distributed until April 1, 2005; and our stock did not begin trading on a post-split basis until April 4, 2005. Therefore, our per-share disclosures in our Form 10-K were calculated using the number of shares on a pre-split basis, and footnote disclosure was made regarding the significant terms of the pending stock split and pro forma earnings per share amounts on a post-split basis were presented.

If you have any additional comments or questions after reviewing our response, please contact me at (414) 908-1880. This response letter has been filed on EDGAR.

A statement from the Company acknowledging that the Company is responsible for the accuracy and adequacy of the disclosures we have made is enclosed as Attachment A.

Sincerely,

/s/ John Wittkowske
John Wittkowske
Senior Vice President and
Chief Financial Officer

Mr. Michael Moran
U.S. Securities & Exchange Commission

ATTACHMENT A

At the request of the Commission, the Company is providing this written statement acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with regard to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WEYCO GROUP, INC.
April 29, 2005	/s/ John Wittkowske
John Wittkowske
Senior Vice President and Chief Financial Officer